MEMORANDUM OF CHANGES
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 251

         The Prospectus filed with Amendment No. 2 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 251 on October 20, 2000. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

     Cover Page. The date of the Prospectus has been completed.

     Pages 2-3. "The Summary of Essential Financial Information" section and
                "Fee Table" have been completed.

     Pages 4-12. Revisions have been made and the portfolios have been completed.

     Pages 13-21. The descriptions of the Securities issuers have been completed.

     Pages 22-24. The Report of Independent Certified Public Accountants and
                  Statements of Condition have been completed.





                                                                    CIK #1123016


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 2
                                       to
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


     A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 251

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

     D.   Name and complete address of agents for service:

CHAPMAN AND CUTLER             VAN KAMPEN FUNDS INC.
Attention:  Mark J. Kneedy     Attention:  A. Thomas Smith III, General Counsel
111 West Monroe Street         One Parkview Plaza
Chicago, Illinois  60603       Oakbrook Terrace, Illinois  60181


     E.   Title of securities being registered: Units of proportionate interest

     F.   Approximate date of proposed sale to the public:


             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
                             REGISTRATION STATEMENT

         / X / Check box if it is proposed that this filing will become effective at 8:00 a.m. on October 20, 2000 pursuant to Rule 487.








                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.



INTERNET PORTFOLIO
   Series 24A
   Series 24B

UTILITY PORTFOLIO
   Series 9

MORGAN STANLEY HIGH-TECHNOLOGY
   35 INDEXSM PORTFOLIO
   Series 16A
   Series 16B

--------------------------------------------------------------------------------

   Van Kampen Focus Portfolios, Series 251 includes the unit investment trusts described above (the "Portfolios"). Each Portfolio seeks to increase the value of your investment by investing in a diversified portfolio of stocks of companies within a single industry or sector. Of course, we cannot guarantee that a Portfolio will achieve its objective.






                                OCTOBER 20, 2000



       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.



--------------------------------------------------------------------------------

   The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.


               Any contrary representation is a criminal offense.







                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
                                OCTOBER 20, 2000

                                                                             HIGH-TECH       HIGH-TECH
                                              INTERNET       INTERNET          INDEX           INDEX
                                             PORTFOLIO       PORTFOLIO      PORTFOLIO        PORTFOLIO       UTILITY
PUBLIC OFFERING PRICE                         SERIES A       SERIES B        SERIES A        SERIES B        PORTFOLIO
                                            ------------    -----------    ------------    ------------    ------------
Aggregate value of Securities per Unit (1) $       9.900   $      9.900   $       9.900   $        9.900   $      9.900
Sales charge                                       0.295          0.450           0.295            0.450          0.295
  Less deferred sales charge                       0.195          0.350           0.195            0.350          0.195
Public offering price per Unit (2)         $      10.000   $     10.000   $      10.000   $       10.000   $     10.000

PORTFOLIO INFORMATION
Initial number of Units (3)                       15,466         15,466          15,390           15,390         15,117
Aggregate value of Securities (1)          $     153,108   $    153,108   $     152,353   $      152,353   $    149,658
Estimated initial distribution per Unit (4)(5)       N/A            N/A   $         N/A   $          N/A   $       0.15
Estimated annual dividends per Unit (5)              N/A            N/A   $     0.01254   $      0.01254   $    0.19718
Redemption price per Unit (6)              $       9.705   $      9.550   $       9.705   $        9.550   $      9.705




GENERAL INFORMATION
Initial Date of Deposit                                                 October 20, 2000
Mandatory Termination Date--Series A and Utility Portfolios             February 5, 2002
Mandatory Termination Date--Series B Portfolios                         October 18, 2005
Record Date--Series A and Utility Portfolios                            August 10, 2001
Distribution Date--Series A and Utility Portfolios                      August 25, 2001
Record Date--Series B Portfolios                                        June 10 and December 10
Distribution Date--Series B Portfolios                                  June 25 and December 25


--------------------------------------------------------------------------------

     (1) Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit.

     (2) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The public offering price includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio at the end of the initial offering period (approximately three months). The estimated amount for each Portfolio is described on the next page. The public offering price will also include any accumulated dividends or cash in the Income or Capital Accounts of a Portfolio.

     (3) At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the public offering price per Unit equals $10. The number of Units and fractional interest of each Unit in a Portfolio will increase or decrease to the extent of any adjustment.

     (4) The initial Record Date for the Series B Portfolios is August 10, 2001 and the initial Distribution Date for such Portfolios is August 25, 2001. Thereafter, the record and distribution dates for these Portfolios will occur in June and December of each year.

     (5) This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".

     (6) The redemption price is reduced by any remaining deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organizational and offering costs. The redemption price will not include these costs after the initial offering period.





                                    FEE TABLE

                                                                             HIGH-TECH       HIGH-TECH
                                              INTERNET       INTERNET          INDEX           INDEX
                                              PORTFOLIO      PORTFOLIO      PORTFOLIO       PORTFOLIO       UTILITY
                                              SERIES A       SERIES B        SERIES A        SERIES B       PORTFOLIO
                                             ----------     -----------     ----------      ----------     ----------
   TRANSACTION FEES
   (AS % OF OFFERING PRICE)
   Initial sales charge (1)                       1.00%           1.00%          1.00%           1.00%           1.00%
   Deferred sales charge (2)                      1.95%           3.50%          1.95%           3.50%           1.95%
                                             ----------     -----------     ----------      ----------     ----------
   Maximum sales charge                           2.95%           4.50%          2.95%           4.50%           2.95%
                                             ==========     ===========     ==========      ==========     ==========

   Maximum sales charge
       on reinvested dividends                    0.00%           0.00%          0.00%           0.00%           0.00%
                                             ==========     ===========     ==========      ==========     ==========



   ESTIMATED ORGANIZATIONAL
   COSTS PER UNIT (3)                        $  0.00988    $    0.01756     $  0.01258     $   0.01417     $   0.02077
                                             ==========     ===========     ==========      ==========     ==========
   ESTIMATED ANNUAL
   EXPENSES PER UNIT
   Trustee's fee and operating expenses      $  0.00906    $    0.01096     $  0.00940     $   0.01057     $   0.01095
   Supervisory and evaluation fees           $  0.00500    $    0.00500     $  0.00500     $   0.00500     $   0.00500
                                             ----------     -----------     ----------      ----------     ----------
   Estimated annual expenses per Unit        $  0.01406    $    0.01596     $  0.01440     $   0.01557     $   0.01595
                                             ==========     ===========     ==========      ==========     ==========
   ESTIMATED COSTS OVER TIME
   One year                                  $       32    $         48     $       32     $        48     $        33
   Three years                               $       77    $         52     $       78     $        52     $        81
   Five years                                       N/A    $         56            N/A     $        56             N/A
   Ten years                                        N/A             N/A            N/A             N/A             N/A


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest all distributions at the end of each year. The Series A and Utility Portfolio examples assume that you reinvest your investment into a new trust when the Portfolio terminates at the end of each 15-month period. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------


     (1) The initial sales charge is the difference between the maximum sales charge and the deferred sales charge.

     (2) The deferred sales charge for the Series A and Utility Portfolios is actually equal to $0.195 per Unit. The deferred sales charge for Series B Portfolios is actually equal to $0.35 per Unit. These amounts will exceed the percentages above if the public offering price per Unit falls below $10 and will be less than the percentage above if the public offering price per Unit exceeds $10. The deferred sales charge accrues daily from February 10, 2001 through July 9, 2001. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.

     (3) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the actual amount of these expenses from your Portfolio at the end of the initial offering period.




INTERNET PORTFOLIOS

   Each Portfolio seeks to increase the value of your Units over time by investing in a portfolio of common stocks of companies primarily involved in the enabling technology or communication services areas of the Internet. The Internet is an electronic communications network that connects computer networks and organizational computer facilities around the world. With a computer and access to the Internet you are connected to the world. You can gather information, have a conversation, conduct research, make a reservation, conduct business or pay a bill. These Portfolios may offer the potential to benefit from one of the latest technological innovations. The use of Internet-based applications has increased workers' productivity in part by enabling employees to share information and ideas with the rest of the company almost instantly. Additionally, the Internet is providing the means to establish a national or global presence without having to establish physical infrastructure. Van Kampen believes that recent trends may suggest growth potential within the Internet industry, such as:

[CHART APPEARS HERE]


     o Web appliances are estimated to rise from 5.9 million in 1998 to 55.7 million by 2002. Standard & Poor's Industry Surveys Computers:
          Software March, 2000.

     o Internet commerce is estimated to exceed $1.6 trillion by 2003. International Data Corporation, June, 2000.

     o Internet infrastructure spending is estimated to grow to $600 billion by 2003 from $211 billion in 1998. Standard & Poor's Industry Surveys
          Computers: Software June, 2000.

     o U.S. Internet business-to-business commerce is estimated to increase to $6 trillion in 2005. Jupiter Communications, June, 2000.


   No one can guarantee that these trends will continue or be realized. No one can guarantee that continuation of these trends or realization of these estimates will have a positive impact on the performance of your investment.

   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. Stocks of internet-related companies have been subject to extreme price volatility and speculative trading. Many Internet-related stocks have recently exhibited above-average price appreciation during a period of a generally rising stock market. No one can assure you that this will continue or that the performance of Internet stocks will replicate the performance exhibited in the past. These Portfolios are appropriate for aggressive investors or as an aggressive growth component of your investment portfolio. You should read the "Risk Factors" section before you invest.

   TWO MATURITY OPTIONS. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Portfolio may differ, although the Sponsor does not believe that the composition of the portfolios will differ materially.





SERIES A PORTFOLIO
--------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          --------------
                BANDWIDTH
       163        ADC Telecommunications, Inc.              $     22.563               0.00%        $    3,677.69
        54        Analog Devices                                  76.313               0.00              4,120.88
        21        Applied Micro Circuits Corporation             194.625               0.00              4,087.13
        16        Broadcom Corporation                           234.125               0.00              3,746.00
        28        CIENA Corporation                              139.938               0.00              3,918.25
        66        Cisco Systems, Inc.                             58.250               0.00              3,844.50
        39        Corning, Inc.                                   95.188               0.25              3,712.31
        46        Enron Corporation                               79.000               0.63              3,634.00
        41        Extreme Networks, Inc.                          94.813               0.00              3,887.31
        53        GlobeSpan, Inc.                                 77.125               0.00              4,087.63
        41        JDS Uniphase Corporation                        90.000               0.00              3,690.00
        16        Juniper Networks, Inc.                         232.563               0.00              3,721.00
        27        Newport Corporation                            146.000               0.01              3,942.00
^       59        Nortel Networks Corporation                     65.625               0.10              3,871.88
        20        PMC-Sierra, Inc.                               192.250               0.00              3,845.00
        30        Redback Networks, Inc.                         127.000               0.00              3,810.00
        13        SDL, Inc.                                      289.438               0.00              3,762.69
        50        Sycamore Networks, Inc.                         78.250               0.00              3,912.50
        48        Vitesse Semiconductor Corporation               77.813               0.00              3,735.00
                BUSINESS-TO-BUSINESS/BUSINESS-TO-CONSUMER
        33        Ariba, Inc.                                    130.375               0.00              4,302.38
        46        Art Technology Group, Inc.                      84.563               0.00              3,889.88
        45        BEA Systems, Inc.                               81.500               0.00              3,667.50
       143        BroadVision, Inc.                               25.938               0.00              3,709.06
        63        Commerce One, Inc.                              63.938               0.00              4,028.06
        21        i2 Technologies, Inc.                          183.063               0.00              3,844.31
        35        Interwoven, Inc.                               107.750               0.00              3,771.25
       106        Oracle Corporation                              36.375               0.00              3,855.75
                HARDWARE
        90        Intel Corporation                               42.000               0.19              3,780.00
        72        Scientific-Atlanta, Inc.                        52.563               0.08              3,784.50
        32        Sun Microsystems, Inc.                         117.750               0.00              3,768.00
                POWER SUPPLY
        51        Power-One, Inc.                                 73.813               0.00              3,764.44
                SERCURITY
^       22        Check Point Software Technologies, Limited     169.563               0.00              3,730.38
        23        VeriSign, Inc.                                 166.875               0.00              3,838.13
                SERVICE
        83        America Online, Inc.                            45.440               0.00              3,771.52
        20        Micromuse, Inc.                                181.563               0.00              3,631.25
        38        Phone.com, Inc.                                100.000               0.00              3,800.00
                STORAGE
        15        Brocade Communications Systems, Inc.           244.875               0.00              3,673.13
        40        EMC Corporation                                 97.000               0.00              3,880.00
        24        VERITAS Software Corporation                   160.000               0.00              3,840.00
                WIRELESS
        49        QUALCOMM, Inc.                                  77.000               0.00              3,773.00
----------                                                                                           ------------
     1,882                                                                                          $  153,108.31
==========                                                                                           ============



See "Notes to Portfolios".
SERIES B PORTFOLIO
--------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          --------------
                BANDWIDTH
       163        ADC Telecommunications, Inc.              $     22.563               0.00%        $    3,677.69
        54        Analog Devices                                  76.313               0.00              4,120.88
        21        Applied Micro Circuits Corporation             194.625               0.00              4,087.13
        16        Broadcom Corporation                           234.125               0.00              3,746.00
        28        CIENA Corporation                              139.938               0.00              3,918.25
        66        Cisco Systems, Inc.                             58.250               0.00              3,844.50
        39        Corning, Inc.                                   95.188               0.25              3,712.31
        46        Enron Corporation                               79.000               0.63              3,634.00
        41        Extreme Networks, Inc.                          94.813               0.00              3,887.31
        53        GlobeSpan, Inc.                                 77.125               0.00              4,087.63
        41        JDS Uniphase Corporation                        90.000               0.00              3,690.00
        16        Juniper Networks, Inc.                         232.563               0.00              3,721.00
        27        Newport Corporation                            146.000               0.01              3,942.00
^       59        Nortel Networks Corporation                     65.625               0.10              3,871.88
        20        PMC-Sierra, Inc.                               192.250               0.00              3,845.00
        30        Redback Networks, Inc.                         127.000               0.00              3,810.00
        13        SDL, Inc.                                      289.438               0.00              3,762.69
        50        Sycamore Networks, Inc.                         78.250               0.00              3,912.50
        48        Vitesse Semiconductor Corporation               77.813               0.00              3,735.00
                BUSINESS-TO-BUSINESS/BUSINESS-TO-CONSUMER
        33        Ariba, Inc.                                    130.375               0.00              4,302.38
        46        Art Technology Group, Inc.                      84.563               0.00              3,889.88
        45        BEA Systems, Inc.                               81.500               0.00              3,667.50
       143        BroadVision, Inc.                               25.938               0.00              3,709.06
        63        Commerce One, Inc.                              63.938               0.00              4,028.06
        21        i2 Technologies, Inc.                          183.063               0.00              3,844.31
        35        Interwoven, Inc.                               107.750               0.00              3,771.25
       106        Oracle Corporation                              36.375               0.00              3,855.75
                HARDWARE
        90        Intel Corporation                               42.000               0.19              3,780.00
        72        Scientific-Atlanta, Inc.                        52.563               0.08              3,784.50
        32        Sun Microsystems, Inc.                         117.750               0.00              3,768.00
                POWER SUPPLY
        51        Power-One, Inc.                                 73.813               0.00              3,764.44
                SERCURITY
^       22        Check Point Software Technologies, Limited     169.563               0.00              3,730.38
        23        VeriSign, Inc.                                 166.875               0.00              3,838.13
                SERVICE
        83        America Online, Inc.                            45.440               0.00              3,771.52
        20        Micromuse, Inc.                                181.563               0.00              3,631.25
        38        Phone.com, Inc.                                100.000               0.00              3,800.00
                STORAGE
        15        Brocade Communications Systems, Inc.           244.875               0.00              3,673.13
        40        EMC Corporation                                 97.000               0.00              3,880.00
        24        VERITAS Software Corporation                   160.000               0.00              3,840.00
                WIRELESS
        49        QUALCOMM, Inc.                                  77.000               0.00              3,773.00
----------                                                                                           ------------
     1,882                                                                                          $  153,108.31
==========                                                                                           ============




See "Notes to Portfolios".

MORGAN STANLEY HIGH-TECHNOLOGY 35 INDEXSM PORTFOLIOS

   Each Portfolio seeks to provide capital appreciation through an investment in a portfolio of common stocks included in the Morgan Stanley High-Technology 35 IndexSM prior to the date of the Portfolio's formation. In creating the index, the Morgan Stan ley Technology Research Group sought to design a benchmark that provides broad industry representation of equally-weighted, highly liquid, pure technology companies that is rebalanced annually. Morgan Stanley set the index value to 200 as of the close of trading on December 16, 1994. The American Stock Exchange computes the value of the index in real-time during trading hours under the symbol "MSH". The index is the exclusive property and is a service mark of Morgan Stanley.

[CHART APPEARS HERE]

   The index includes 35 pure technology companies representing the full breadth of technology industry segments. These segments include Computer and Business Services, Enterprise Software/Technical Software (CAD/CAM), Internet and Personal Computer Software, Electronics Manufacturing Services, Networking and Telecommunication Equipment, Server and Enterprise Hardware, Personal Computer Hardware and Data Storage, Semiconductor Capital Equipment and Semiconductors. The index attempts to include bellwether stocks that provide a balanced representation of these sub-industries. The index includes only electronics-based technology companies and excludes biotechnology, medical, test and instrumentation companies.

   The index is initially equal weighted and includes large and small industry bellwether stocks. The index seeks to minimize the pitfalls of market capitalization indexes. Morgan Stanley believes that market capitalization indexes fail to accommodate the wide range of market capitalizations and revenue bases common to the technology industry.

   We will not rebalance your Portfolio annually. Changes in the index will not result in changes in your portfolio. However, we may offer additional portfolios each year that include the current index components and weightings.

   As with any investment, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" Section before you invest.

   TWO MATURITY OPTIONS. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Portfolio may differ, although the Sponsor does not believe that the composition of the portfolios will differ materially.



SERIES A PORTFOLIO
--------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          --------------
                COMPUTER BUSINESS & SOFTWARE
        81        Automatic Data Processing, Inc.           $      61.313              0.57%        $    4,966.31
        69        Electronic Data Systems Corporation              47.813              1.25              3,299.06
        85        First Data Corporation                           45.000              0.18              3,825.00
                ELECTRONICS MANUFACTURING SERVICES
        88        Solectron Corporation                            47.500              0.00              4,180.00
                ENTERPRISE SOFTWARE/TECHNICAL SOFTWARE
        69        Computer Associates International, Inc.          25.813              0.31              1,781.06
       176        Oracle Corporation                               36.375              0.00              6,402.00
       142        Parametric Technology Corporation                10.906              0.00              1,548.69
       168        PeopleSoft, Inc.                                 41.188              0.00              6,919.50
                INTERNET & PC SOFTWARE
        43        Amazon.com, Inc.                                 27.750              0.00              1,193.25
        56        America Online, Inc.                             45.440              0.00              2,544.64
        97        Electronic Arts, Inc.                            52.438              0.00              5,086.44
        73        Intuit, Inc.                                     52.500              0.00              3,832.50
        30        Microsoft Corporation                            61.875              0.00              1,856.25
        23        Yahoo!, Inc.                                     59.563              0.00              1,369.94
                NETWORKING & TELCOM EQUIPMENT
        36        Broadcom Corporation                            234.125              0.00              8,428.50
        79        Cisco Systems, Inc.                              58.250              0.00              4,601.75
        71        JDS Uniphase Corporation                         90.000              0.00              6,390.00
        50        Lucent Technologies, Inc.                        23.438              0.34              1,171.88
        92        Motorola, Inc.                                   23.000              0.70              2,116.00
^       96        Nortel Networks Corporation                      65.625              0.10              6,300.00
        64        Tellabs, Inc.                                    44.750              0.00              2,864.00
                PC HARDWARE & DATA STORAGE
       156        Compaq Computer Corporation                      27.700              0.36              4,321.20
        80        Dell Computer Corporation                        28.875              0.00              2,310.00
       138        Palm, Inc.                                       57.063              0.00              7,874.63
        90        Seagate Technology, Inc.                         76.000              0.00              6,840.00
                SEMICONDUCTOR CAPITAL EQUIPMENT
        77        Applied Materials, Inc.                          50.500              0.00              3,888.50
                SEMICONDUCTORS
        85        Intel Corporation                                42.000              0.19              3,570.00
       120        Micron Technology, Inc.                          34.563              0.00              4,147.50
+       81        STMicroelectronics N.V.                          50.313              0.04              4,075.31
        80        Texas Instruments, Inc.                          45.750              0.19              3,660.00
       101        Xilinx, Inc.                                     74.500              0.00              7,524.50
                SERVER & ENTERPRISE HARDWARE
        87        EMC Corporation                                  97.000              0.00              8,439.00
        51        Hewlett-Packard Company                          90.938              0.70              4,637.81
        43        International Business Machines Corporation      96.438              0.54              4,146.81
        53        Sun Microsystems, Inc.                          117.750              0.00              6,240.75
----------                                                                                           ------------
     2,930                                                                                          $  152,352.78
==========                                                                                           ============



See "Notes to Portfolios".

SERIES B PORTFOLIO
--------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          --------------
                COMPUTER BUSINESS & SOFTWARE
        81        Automatic Data Processing, Inc.           $      61.313              0.57%        $    4,966.31
        69        Electronic Data Systems Corporation              47.813              1.25              3,299.06
        85        First Data Corporation                           45.000              0.18              3,825.00
                ELECTRONICS MANUFACTURING SERVICES
        88        Solectron Corporation                            47.500              0.00              4,180.00
                ENTERPRISE SOFTWARE/TECHNICAL SOFTWARE
        69        Computer Associates International, Inc.          25.813              0.31              1,781.06
       176        Oracle Corporation                               36.375              0.00              6,402.00
       142        Parametric Technology Corporation                10.906              0.00              1,548.69
       168        PeopleSoft, Inc.                                 41.188              0.00              6,919.50
                INTERNET & PC SOFTWARE
        43        Amazon.com, Inc.                                 27.750              0.00              1,193.25
        56        America Online, Inc.                             45.440              0.00              2,544.64
        97        Electronic Arts, Inc.                            52.438              0.00              5,086.44
        73        Intuit, Inc.                                     52.500              0.00              3,832.50
        30        Microsoft Corporation                            61.875              0.00              1,856.25
        23        Yahoo!, Inc.                                     59.563              0.00              1,369.94
                NETWORKING & TELCOM EQUIPMENT
        36        Broadcom Corporation                            234.125              0.00              8,428.50
        79        Cisco Systems, Inc.                              58.250              0.00              4,601.75
        71        JDS Uniphase Corporation                         90.000              0.00              6,390.00
        50        Lucent Technologies, Inc.                        23.438              0.34              1,171.88
        92        Motorola, Inc.                                   23.000              0.70              2,116.00
^       96        Nortel Networks Corporation                      65.625              0.10              6,300.00
        64        Tellabs, Inc.                                    44.750              0.00              2,864.00
                PC HARDWARE & DATA STORAGE
       156        Compaq Computer Corporation                      27.700              0.36              4,321.20
        80        Dell Computer Corporation                        28.875              0.00              2,310.00
       138        Palm, Inc.                                       57.063              0.00              7,874.63
        90        Seagate Technology, Inc.                         76.000              0.00              6,840.00
                SEMICONDUCTOR CAPITAL EQUIPMENT
        77        Applied Materials, Inc.                          50.500              0.00              3,888.50
                SEMICONDUCTORS
        85        Intel Corporation                                42.000              0.19              3,570.00
       120        Micron Technology, Inc.                          34.563              0.00              4,147.50
+       81        STMicroelectronics N.V.                          50.313              0.04              4,075.31
        80        Texas Instruments, Inc.                          45.750              0.19              3,660.00
       101        Xilinx, Inc.                                     74.500              0.00              7,524.50
                SERVER & ENTERPRISE HARDWARE
        87        EMC Corporation                                  97.000              0.00              8,439.00
        51        Hewlett-Packard Company                          90.938              0.70              4,637.81
        43        International Business Machines Corporation      96.438              0.54              4,146.81
        53        Sun Microsystems, Inc.                          117.750              0.00              6,240.75
----------                                                                                           ------------
     2,930                                                                                          $  152,352.78
==========                                                                                           ============




See "Notes to Portfolios".

UTILITY PORTFOLIO

   The Portfolio seeks to increase the value of your Units over time by investing in a portfolio of common stocks of companies diversified within the utility industry. Electricity is a necessity of the technological age of e-mail, e-business, e-commerce, e-marketing, e-tail and other electronic technologies. Most technological tools will not work without electricity. In the past, electricity consumption generally grew as a result of population increases. Today, however, new technologies have created tools that depend on the use of electricity. The average household twenty years ago had one or two televisions, one or two telephones, radios/stereos and kitchen appliances. Today, the average household has several televisions, VCRs and/or DVD players, stereos, computers with modems and printers, video games, cellular phones, answering machines, fax machines, microwave ovens and kitchen appliances which all use electricity. Further, every site visited on the Internet is constantly available because its server is using electricity. Global positioning systems depend on information from satellites and substations that run on electricity.

[CHART APPEARS HERE]

   As technology advances, the demand for electricity may continue to increase, not only in quantity, but also in reliability. The world is requiring cleaner energy and increased reliability. The current standard for reliability is 99.9%. With advances in technology, this level appears not to be high enough. The current reliability level generally results in 8.8 hours of power disruptions per year, which is generally acceptable for homes. A reliability level of 99.99% generally results in 53 minutes of power disruptions per year, which is generally acceptable for hospitals and airports. However, a reliability level acceptable for online markets is generally thought to be 99.9999999% which would result in 0.03 seconds of disruptions per year. Without this level of reliability, significant loss could occur.

   Adaptation will be a key to success in the utility industry. Legislative changes have led to an increase in deregulation in the traditional utility industry. Consolidation, technological advances and increased competition have forced utility companies to diversify into other businesses. Some utilities have become fiber optic cable providers, while others have expanded to provide telephone, Internet and cable services. Developments in technology are opening new opportunities for utilities that may continue as consolidations and deregulation persist. Consider these points:

     o Standard & Poor's projects that from 2000 through 2004, higher demand, combined with earnings from unregulated businesses could allow utility profits to increase at a rate of 6% to 10% annually. (S&P Industry Surveys Natural Gas Distribution, May 11, 2000)

     o Information technology and telecommunications have already fueled a rise in energy consumption and the demand could increase. (CBSMarketWatch.com, September 15, 2000)

     o Utilities have been the best performing industry sector in the past year. (TheStreet.com, September 15, 2000)

   No one can guarantee that these trends will continue or be realized. No one can guarantee that continuation of these trends or realization of these estimates will have a positive impact on the performance of your investment. Utility stocks have recently exhibited above-average price appreciation. This has not always been the case and no one can assure you that this will continue or that the performance of these stocks will replicate the performance exhibited in the past. Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.





PORTFOLIO
--------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          --------------
                AEROSPACE & DEFENSE
        61        FuelCell Energy, Inc.                     $     83.875               0.00%        $    5,116.38
                ALTERNATIVE POWER GENERATION
        65        Calpine Corporation                             82.375               0.00              5,354.38
       172        NRG Energy, Inc.                                30.625               0.00              5,267.50
                ELECTRIC UTILITIES
        94        Dominion Resources, Inc.                        57.875               4.46              5,440.25
        61        Duke Energy Corporation                         86.875               2.53              5,299.38
       143        Entergy Corporation                             36.500               3.29              5,219.50
        89        PECO Energy Company                             60.063               1.66              5,345.56
       115        Pinnacle West Capital Corporation               46.188               3.25              5,311.56
       206        Public Service Company of New Mexico            26.313               3.04              5,420.38
       119        Reliant Energy, Inc.                            45.000               3.33              5,355.00
       186        Southern Energy, Inc.                           27.938               0.00              5,196.38
       189        TECO Energy, Inc.                               28.000               4.79              5,292.00
        97        Unicom Corporation                              55.313               2.89              5,365.31
       219        Utilicorp United, Inc.                          24.688               4.86              5,406.56
       200        Xcel Energy, Inc.                               26.750               3.26              5,350.00
                ELECTRICAL PRODUCTS
       132        Capstone Turbine Corporation                    45.063               0.00              5,948.25
                GAS DISTRIBUTORS
        86        Equitable Resources, Inc.                       61.938               1.91              5,326.63
       142        KeySpan Corporation                             37.188               4.79              5,280.63
       140        Kinder Morgan, Inc.                             38.625               0.52              5,407.50
       100        National Fuel Gas Company                       53.313               3.60              5,331.25
       186        Questar Corporation                             27.938               2.43              5,196.38
       309        TNPC, Inc.                                      17.000               0.00              5,253.00
                MAJOR TELECOMMUNICATIONS
       101        SBC Communications, Inc.                        52.063               1.95              5,258.31
                OIL & GAS PIPELINES
       110        Dynegy, Inc.                                    48.375               0.62              5,321.25
        86        El Paso Energy Corporation                      62.938               1.31              5,412.63
        67        Enron Corporation                               79.000               0.63              5,293.00
       207        Western Gas Resources, Inc.                     24.875               0.80              5,149.13
                WIRELESS TELECOMMUNICATIONS
       160        Sprint Corporation (PCS Group)                  35.875               0.00              5,740.00
----------                                                                                            -----------
     3,842                                                                                            $149,658.10
==========                                                                                            ===========


See "Notes to Portfolios".



NOTES TO PORTFOLIOS
   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on October 19, 2000 and have a settlement date of October 24, 2000 (see "The Portfolios").
   (2) The market value of each Security is based on the most recent closing sale price as of the close of the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                                  PROFIT
                                               COST TO           (LOSS) TO
                                               SPONSOR            SPONSOR
                                           --------------     --------------
Internet Portfolio Series A                 $153,122           $    (14)
Internet Portfolio Series B                 $153,122           $    (14)
High-Tech Index Portfolio Series A          $152,353           $     --
High-Tech Index Portfolio Series B          $152,353           $     --
Utility Portfolio                           $149,658           $     --



       "+" indicates that the stock is held in the form of American Depositary
           Receipts or similar receipts.
       "^" indicates that the stock is a foreign common stock traded on a U.S.
           securities exchange.

   (3)Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the most recent close of trading on the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.


   THE SECURITIES. A brief description of each of the issuers of the Securities is listed below.


   INTERNET PORTFOLIO

   ADC Telecommunications, Inc. ADC Telecommunications, Inc. supplies voice, video, and data systems for telephone, cable television, Internet, broadcast, wireless, and private networks. The company's systems enable local access and high-speed transmission of communications services from providers to consumers and businesses over fiber optic, copper, coaxial, and wireless media.

    America Online, Inc. America Online, Inc. provides interactive communications and services through its America Online and CompuServe worldwide Internet online services. The company's Web sites offer such features as a personalized news service, electronic mail via the Web, an online community center, public and private meeting rooms and interactive conversations, and guest interviews.

   Analog Devices, Inc. Analog Devices, Inc. designs, manufactures, and markets integrated circuits used in analog and digital signal processing. The company's products are used in communications, computer, industrial, instrumentation, military/aerospace, automotive, and high-performance consumer electronics applications. Analog Devices sells its products worldwide.

    Applied Micro Circuits Corporation. Applied Micro Circuits Corporation designs, develops, manufactures, and markets high-performance, high-bandwidth silicon solutions for the world's communications infrastructure. The company provides products for the automated test equipment, high-speed computing, and military markets.

   Ariba, Inc. Ariba, Inc. provides intranet- and Internet-based business-to-business electronic commerce solutions for operating resources. Operating resources include information technology and telecommunications equipment, professional services, facilities and office equipment, and expense items.

   Art Technology Group, Inc. Art Technology Group, Inc. offers an integrated suite of Internet customer relationship management and electronic commerce software applications. The company also offers related application development, integration, and support services. Art Technology's Dynamo product suite includes a Web page generation engine and application server, and e-commerce management applications.

    BEA Systems, Inc. BEA Systems, Inc. provides e-commerce infrastructure software. The company, along with its e-commerce transaction platform, provides consulting, education, and support services that help companies launch e-commerce initiatives. BEA's systems are used in the commercial and investment banking, securities trading, telecommunications, airlines, retail, and manufacturing industries.

    Broadcom Corporation. Broadcom Corporation provides integrated silicon solutions that enable broadband digital data transmission of voice, data, and video content to the home and within the business enterprise. The company designs, develops, and supplies integrated circuits for cable set-top boxes, cable modems, high-speed networking, direct satellite and digital broadcast, and digital subscriber line.

   BroadVision, Inc. BroadVision, Inc. develops, markets, and supports application software solutions that personalize e-business. The company's solutions enable e-businesses to use the Web and a variety of wireless devices as platforms to conduct electronic commerce, offer online customer self-service and support, deliver information, and provide financial services.

   Brocade Communications Systems, Inc. Brocade Communications Systems, Inc. provides switching solutions for storage area networks (SAN). The company's switching solutions utilize the fiber channel interconnect protocol. Brocade's family of SilkWorm switches enables a company to manage growth of its data storage requirements, improve the data transfer performance, and increase the size of its SAN.

   Check Point Software Technologies Ltd. Check Point Software Technologies Ltd. provides Internet security. The company's integrated architecture includes network security, traffic control, and Internet Protocal address management. Check Point Software solutions enable customers to implement centralized policy-based management with enterprise-wide distributed deployment.

   CIENA Corporation. CIENA Corporation provides optical networking equipment. The company offers products for tele- and data-communications service providers worldwide. CIENA's customers include long distance carriers, competitive local exchange carriers, Internet service providers, and wholesale carriers. The company offers optical transport, intelligent switching, and multi-service delivery systems.

   Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company's products offer a variety of end-to-end networking hardware, software, and services. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

   Commerce One, Inc. Commerce One, Inc. provides Web-based, enterprise procurement solutions that link buying and supplying organizations into real-time trading communities. The company's Commerce Chain Solution automates the entire indirect goods and services supply chain.

   Corning, Inc. Corning, Inc. conducts operations in the telecommunications, advanced materials, and information display industries. The company produces optical fiber, cable, and photonic components for the telecommunications industry, as well as produces glass panels, funnels, liquid crystal display glass and projection video lens assemblies for the information display industry.

   EMC Corporation. EMC Corporation provides enterprise storage systems, software, networks, and services. The company's products store, retrieve, manage, protect, and share information from all major computing environments, including UNIX, Windows NT, and mainframe platforms. EMC operates offices around the world.

   Enron Corporation. Enron Corporation conducts electricity, natural gas, and communications businesses. The company produces electricity and natural gas, develops, constructs, and operates energy facilities worldwide, and delivers both physical commodities and financial and risk management services to customers. The company is also developing an intelligent network platform to facilitate online business.

   Extreme Networks, Inc. Extreme Networks, Inc. provides switching solutions for local area networks (LAN). The company uses its custom ASICs and a common hardware, software, and management architecture to offer customers LAN solutions.

   GlobeSpan, Inc. GlobeSpan, Inc. develops advanced digital subscriber line
(DSL) integrated circuits. The company's circuits enable high-speed data transmission over the existing network of copper telephone wires known as the local loop. GlobeSpan sells its circuits as chip sets to manufacturers of DSL equipment for incorporation into products that are sold to telecommunications service providers.

   i2 Technologies, Inc. i2 Technologies, Inc. provides eBusiness solutions. The company's TradeMatrix product, a platform of business-to-business solutions, services, and marketplaces, offers planning, procurement, commerce, fulfillment, customer care, retail, strategic sourcing, and product development services. i2 Technologies also offers its RHYTHM software applications product.

   Intel Corporation. Intel Corporation designs, manufactures, and sells computer components and related products. The company's major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products, and digital imaging products.

   Interwoven, Inc. Interwoven, Inc. provides Web content management solutions. The company's products help companies build, maintain, and extend mission-critical Web sites and eBusiness applications. Interwoven's TeamSite product combines the functions of content management, version control, workflow, and application development in an open, standards-based platform.

    JDS Uniphase Corporation. JDS Uniphase Corporation provides advanced fiberoptic components and modules. The company's products are sold to telecommunications and cable television system providers worldwide. Products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, and optical switches. JDS also designs, manufactures, and markets laser subsystems.

   Juniper Networks, Inc. Juniper Networks, Inc. provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

   Micromuse, Inc. Micromuse, Inc. provides service-level management software. The company's Netcool suite of applications is used by managed network service providers, Internet service providers, telecommunications firms, and corporate enterprises worldwide.

    Newport Corporation. Newport Corporation designs, manufactures, and markets components, instruments, and integrated systems to fiber-optic communications, semiconductor equipment, computer peripherals, and scientific research markets. The company's customers include Fortune 500 corporations, technology companies, and research laboratories in commercial, academic, and government sectors worldwide.

    Nortel Networks Corporation. Nortel Networks Corporation is an Internet and communications provider with capabilities spanning optical, wireless, local Internet, and electronic business. The company serves carrier, service provider, and enterprise customers around the world. Nortel provides access products, business applications and services, data and Internet products, and other products and services.

    Oracle Corporation. Oracle Corporation supplies software for enterprise information management. The company offers databases and relational servers, application development and decision support tools, and enterprise business applications. Oracle's software runs on network computers, personal digital assistants, set-top devices, workstations, PCs, minicomputers, mainframes, and massively parallel computers.

   Phone.com, Inc. Phone.com, Inc. provides software that enables the delivery of Internet-based services to mass-market wireless telephones. The company's software provides access to Internet and corporate intranet-based services, including news, stocks, weather, e-mail, travel, and sports to wireless subscribers. Subscribers also have access via wireless telephones to intranet-based telephony services.

   PMC-Sierra, Inc. PMC-Sierra, Inc. designs, develops, markets, and supports semiconductor networking solutions. The company's products are used in the high speed transmission and networking systems which are used to restructure the global telecommunications and data communications infrastructure.

    Power-One, Inc. Power-One, Inc. designs and manufactures power supplies for electronic equipment manufacturers in the United States. The company sells its products to customers in the communications, automatic test equipment, medical equipment, industrial, and other electronic equipment industries.

   QUALCOMM, Inc. QUALCOMM, Inc. develops and delivers digital wireless communications products and services based on the company's CDMA digital technology. The company's business areas include integrated CDMA chipsets and systems software, technology licensing, Eudora email software for Windows and Macintosh platforms, and satellite based systems including Omnitracs and Globalstar systems.

   Redback Networks, Inc. Redback Networks, Inc. provides advanced networking solutions. The company's solutions enable carriers, cable multiple system operators, and service providers to rapidly deploy high-speed broadband access to the Internet and corporate networks. Redback's subscriber management system connects and manages subscribers using digital subscriber line, cable, and wireless technologies.

   Scientific-Atlanta, Inc. Scientific-Atlanta, Inc. provides products and services for advanced communications networks which deliver voice, data, and video. The company's products connect information generators with information users via broadband terrestrial and satellite networks, and include applications for the converging of cable, telephone, and data networks.

    SDL, Inc. SDL, Inc. designs, manufactures, and markets semiconductor lasers, fiber optic related products, and optoelectronic systems. The company's products are used in the telecommunications, cable television, dense wavelength division multiplexing, and satellite communications markets.

   Sun Microsystems, Inc. Sun Microsystems, Inc. provides products, services, and support solutions for building and maintaining network computing environments. The company sells scalable computer systems, high-speed microprocessors, and a complete line of high-performance software for operating network computing equipment and storage products. Sun also provides support, education, and professional services.

   Sycamore Networks, Inc. Sycamore Networks, Inc. develops and markets software-based optical networking products. The company's customers include local exchange carriers, incumbent local exchange carriers, long distance carriers, Internet service providers, cable operators, international telephone companies, and wholesale carriers.

   VeriSign, Inc. VeriSign, Inc. provides Internet trust services needed by websites, enterprises, electronic commerce providers, and individuals to conduct electronic commerce and communications over Internet protocol networks. The company also provides Internet domain registration services for Web addresses ending in .com, .net, .org, and .edu. In addition, VeriSign provides Internet technology services.

   VERITAS Software Corporation. VERITAS Software Corporation designs, develops, and markets enterprise storage management and high availability products that manage both on-line and off-line data for business-critical computing systems. The company's products are marketed to original equipment manufacturers and end-user customers through resellers, value added resellers, hardware distributors, and systems integrators.

    Vitesse Semiconductor Corporation. Vitesse Semiconductor Corporation designs, develops, manufactures, and markets digital high-bandwidth communications and automatic test equipment (ATE) integrated circuits.
The company's products address the needs of telecommunications, data communications, and ATE equipment manufacturers who demand a combination of high-speed, high-complexity, and low-power dissipation.

   MORGAN STANLEY HIGH-TECHNOLOGY 35 INDEX PORTFOLIO

   Amazon.com, Inc. Amazon.com, Inc., an online retailer, sells books, music, videotapes, audio-tapes, and other products. The company offers a catalog of approximately three million titles, search and browse features, e-mail services, personalized shopping services, Web-based credit card payment, and direct shipping to customers.

    America Online, Inc. America Online, Inc. provides interactive communications and services through its America Online and CompuServe worldwide Internet online services. The company's Web sites offer such features as a personalized news service, electronic mail via the Web, an online community center, public and private meeting rooms and interactive conversations, and guest interviews.

   Applied Materials, Inc. Applied Materials, Inc. develops, manufactures, markets, and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry. The company's customers include semiconductor wafer manufacturers and semiconductor integrated circuit manufacturers.

   Automatic Data Processing, Inc. Automatic Data Processing, Inc. provides computerized transaction processing, data communications, software, and information services. The company also provides payroll services and human resource information systems, as well as offers securities transaction processing and investor communications services.

    Broadcom Corporation. Broadcom Corporation provides integrated silicon solutions that enable broadband digital data transmission of voice, data, and video content to the home and within the business enterprise. The company designs, develops, and supplies integrated circuits for cable set-top boxes, cable modems, high-speed networking, direct satellite and digital broadcast, and digital subscriber line.

   Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company offers a variety of end-to-end networking hardware, software, and services. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

   Compaq Computer Corporation. Compaq Computer Corporation, an information technology company, develops and markets hardware, software, solutions, and services. The company's products and solutions include enterprise computing solutions, fault-tolerant business-critical solutions, networking and communication products, commercial desktop and portable products, and consumer personal computers.

   Computer Associates International, Inc. Computer Associates International, Inc. designs, develops, markets, licenses, and supports standardized computer software products. The company's products are used with mainframe computers and in client/server environments. Computer Associates offers various enterprise systems management, information management, and business applications solutions to a variety of organizations.

    Dell Computer Corporation. Dell Computer Corporation designs, develops, manufactures, markets, services, and supports a variety of computer systems. Computer systems include desktop computer systems, notebook computers, workstations, network servers, and storage products. The company sells its products and services to corporate, government, healthcare, and education customers, as well as individuals.

   Electronic Arts, Inc. Electronic Arts, Inc. creates, markets, and distributes interactive entertainment software for a variety of hardware platforms. The company markets its products under the Electronic Arts, EA SPORTS, Maxis, ORIGIN, Bullfrog Productions, Westwood Studios, and Jane's Combat Simulations brand names.

   Electronic Data Systems Corporation. Electronic Data Systems Corporation offers systems and technology services, business process management, management consulting, and electronic business. The company's services include the management of computers, networks, information systems, information processing facilities, business operations, and related personnel.

   EMC Corporation. EMC Corporation provides enterprise storage systems, software, networks, and services. The company's products store, retrieve, manage, protect, and share information from all major computing environments, including UNIX, Windows NT, and mainframe platforms. EMC operates offices around the world.

   First Data Corporation. First Data Corporation provides electronic commerce solutions. The company offers a variety of processing solutions, including credit, debit, check, and pre-paid payments, along with value-added information and Internet based services.

   Hewlett-Packard Company. Hewlett-Packard Company provides imaging and printing systems, computing systems, and information technology services for business and home. The company's products include laser and inkjet printers, scanners, copiers and faxes, personal computers, workstations, storage solutions, and other computing and printing systems. Hewlett-Packard sells its products worldwide.

   Intel Corporation. Intel Corporation designs, manufactures, and sells computer components and related products. The company's major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products, and digital imaging products.

    International Business Machines Corporation (IBM). International Business Machines Corporation (IBM) provides customer solutions through the use of advanced information technology. The company's solutions include technologies, systems, products, services, software, and financing. IBM offers its products through its global sales and distribution organization, as well as through a variety of third party distributors and resellers.

   Intuit, Inc. Intuit, Inc. develops and markets software products and related services. The company provides software units that allow households and small businesses to automate financial tasks, including accounting and personal finances. Intuit also offers supplies, checks and invoices, and financial services. The company sells its products worldwide.

    JDS Uniphase Corporation. JDS Uniphase Corporation provides advanced fiberoptic components and modules. The company's products are sold to telecommunications and cable television system providers worldwide. Products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, and optical switches. JDS also designs, manufactures, and markets laser subsystems.

   Lucent Technologies, Inc. Lucent Technologies, Inc. designs, builds, and delivers a wide range of public and private networks, communications systems and software, and data networking systems. The company also designs, builds, and delivers business telephone systems and microelectronic components. Lucent conducts its research and development activities through Bell Laboratories.


   Micron Technology, Inc. Micron Technology, Inc., through its subsidiaries, manufactures and markets semiconductor memory and enhancement products. The company's products include dynamic random access memory chips (DRAMs), static random access memory chips (SRAMs), Flash memory devices, memory modules, graphic accelerators, and personal and network computer systems.

    Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

   Motorola, Inc. Motorola, Inc. provides integrated communications solutions and embedded electronic solutions. The company offers software-enhanced wireless telephones, two-way radios, messaging and satellite communications products and systems, as well as networking and Internet-access products. Customers include consumers, network operators, and commercial, government, and industrial customers.

    Nortel Networks Corporation. Nortel Networks Corporation is an Internet and communications provider with capabilities spanning optical, wireless, local Internet, and electronic business. The company serves carrier, service provider, and enterprise customers around the world. Nortel provides access products, business applications and services, data and Internet products, and other products and services.

    Oracle Corporation. Oracle Corporation supplies software for enterprise information management. The company offers databases and relational servers, application development and decision support tools, and enterprise business applications. Oracle's software runs on network computers, personal digital assistants, set-top devices, workstations, PCs, minicomputers, mainframes, and massively parallel computers.

   Palm, Inc. Palm, Inc. provides handheld computing devices. The company develops, designs, and markets its Palm-branded handheld devices. The Palm product family offers HotSync synchronization technology, pen-based input technology, and personal information management applications such as datebook and address book.

   Parametric Technology Corporation. Parametric Technology Corporation develops, markets, and supports integrated product development and process lifecycle management solutions. The company's software solutions are used worldwide.

    PeopleSoft, Inc. PeopleSoft, Inc. designs, develops, markets, and supports enterprise application software products. The company's products are used throughout large and medium sized organizations and higher education institutions, as well as government agencies.

   Seagate Technology, Inc. Seagate Technology, Inc. designs, manufactures, and markets products for storage, retrieval, and management of data on computer and data communications systems. Products include disc drives and disc drive components, tape drives, and software. The company sells its products to original equipment manufacturers, distributors, resellers, dealers, system integrators, and retailers.

    Solectron Corporation. Solectron Corporation provides integrated solutions that span the entire product life cycle. The company provides pre-production planning and design, manufacturing, distribution, and end-of-life product service and support to electronics original equipment manufacturers around the world.

    STMicroelectronics N.V. STMicroelectronics N.V. designs, develops, manufactures, and markets semiconductor integrated circuits and discrete devices. The company's products are used in the telecommunications, consumer, automotive, computer, and industrial sectors. Customers are located in North America, Europe, Asia/Pacific, and Japan.

   Sun Microsystems, Inc. Sun Microsystems, Inc. provides products, services, and support solutions for building and maintaining network computing environments. The company sells scalable computer systems, high-speed microprocessors, and a complete line of high-performance software for operating network computing equipment and storage products. Sun also provides support, education, and professional services.

   Tellabs, Inc. Tellabs, Inc. designs, manufactures, markets, and services voice, data, and video transport and network access systems. The company's products are used worldwide by public telephone companies, long-distance carriers, alternate service providers, cellular service providers, cable operators, government agencies, utilities, and business end-users.

   Texas Instruments, Inc. Texas Instruments, Inc. provides semiconductor products, as well as designs and supplies digital signal processing and analog technologies. The company also conducts businesses in materials and controls, educational and productivity solutions, and digital imaging. Texas Instruments has manufacturing or sales operations in countries around the world.

   Xilinx, Inc. Xilinx, Inc. designs, develops, and markets complete programmable logic solutions. The company's solutions include advanced integrated circuits, software design tools, predefined system functions delivered as cores of logic, and field engineering support. Xilinx sells its products through several channels of distribution to customers in the United States and overseas.

   Yahoo!, Inc. Yahoo!, Inc., a global Internet media company, offers an online guide to Web navigation, aggregated information content, communication services, and commerce. The company's site includes a hierarchical, subject-based directory of Web sites, which enables users to locate and access desired information and services through hypertext links included in the directory.

    UTILITY PORTFOLIO

    Calpine Corporation. Calpine Corporation acquires, develops, owns, and operates power generation facilities, as well as sells electricity in the United States. The company also provides thermal energy for industrial customers.

   Capstone Turbine Corporation. Capstone Turbine Corporation designs, assembles, and sells Capstone MicroTurbines for worldwide applications in the distributed power generation and hybrid electric vehicle markets. The Capstone MicroTurbine is a low-emissions power generation system that combines a gas turbine-driven high-speed generator with power electronics.

   Dominion Resources, Inc. Dominion Resources, Inc., a diversified utility holding company, generates, transmits, distributes, and sells electric energy in Virginia and northeastern North Carolina. The company produces, transports, distributes, and markets natural gas to customers in the Northeast and Mid-Atlantic regions of the United States.

    Duke Energy Corporation. Duke Energy Corporation, is an integrated energy company delivering both electricity and natural gas to customers throughout the U.S. and abroad. The company is a domestic gatherer and processor of natural gas and develops, constructs and operates energy facilities worldwide. Duke Energy also actively trades and markets energy-related commodities around the globe.

   Dynegy, Inc. Dynegy, Inc. provides energy products and services in North America and the United Kingdom. The company markets natural gas, electricity, coal, natural gas liquids, crude oil, liquid petroleum gas, and related services.

    El Paso Energy Corporation. El Paso Energy Corporation owns an integrated coast-to-coast natural gas pipeline system in the United States. The company has operations in interstate natural gas transmission, gas gathering and processing, international infrastructure development, and energy marketing. El Paso Energy's international assets include pipeline and power generation.

   Enron Corporation. Enron Corporation conducts electricity, natural gas, and communications businesses. The company produces electricity and natural gas, develops, constructs, and operates energy facilities worldwide, and delivers both physical commodities and financial and risk management services to customers. The company is also developing an intelligent network platform to facilitate online business.

    Entergy Corporation. Entergy Corporation is an energy company that is primarily focused on electric power production, marketing and trading services, and distribution operations. The company is headquartered in the United States and has energy and investment operations in Latin America, North America, Europe, and Australia.

   Equitable Resources, Inc. Equitable Resources, Inc. is an integrated energy company providing natural gas in the Appalachian area, natural gas transmission and distribution, and energy management solutions. The company also has exploration and production interests in the Gulf of Mexico, as well as energy service management projects internationally.

   FuelCell Energy, Inc. FuelCell Energy, Inc. develops and commercializes fuel cell power plants for electric power generation. The company also has contracts to develop its fuel cells for use of alternative fuels and for marine transportation applications. FuelCell has research and development contracts with government and industry.

    KeySpan Corporation. KeySpan Corporation, through its subsidiaries, distributes natural gas to customers in New York City and on Long Island, New York. The company also provides gas-marketing and energy services, generates electricity, and provides electric transmission-and-distribution operating services and customer-billing services.

   Kinder Morgan, Inc. Kinder Morgan, Inc. is a midstream energy company, operating natural gas and product pipelines, retail distribution, electric generation and terminal assets. Kinder Morgan, Inc., through its general partner interest, also operates Kinder Morgan Energy Partners, L.P., a pipeline master limited partnership.

    National Fuel Gas Company. National Fuel Gas Company is an integrated natural gas company with operations in all segments of the natural gas industry, including utility, pipeline and storage, exploration and production, and marketing operations. The company operates across the United States.

   NRG Energy, Inc. NRG Energy, Inc., a global energy company, acquires, develops, constructs, owns, and operates power generation facilities. The company's operations utilize such diverse fuel sources as natural gas, oil, coal, and refuse derived fuel.

   PECO Energy Company. PECO Energy Company provides electricity and gas to southeastern Pennsylvania. The company is also involved in the wholesale marketing of electricity on a national basis, as well as participates in joint ventures which provide telecommunication services in the Philadelphia metropolitan region.

    Pinnacle West Capital Corporation. Pinnacle West Capital Corporation is a utility holding company. The company's Arizona Public Service Company subsidiary provides electricity service in the state of Arizona. The company also owns SunCor Development Company, which holds, develops, and sells real estate.

    Public Service Company of New Mexico. Public Service Company of New Mexico generates, transmits, distributes, and sells electricity. The company provides retail electric service to customers in New Mexico. Public Service Company also transmits, distributes, and sells natural gas within New Mexico. The company's activities also include energy management services and management services for water and wastewater systems.

    Questar Corporation. Questar Corporation is an integrated energy services holding company which operates through its market resources and regulated services divisions. The company develops and produces energy, gathers and processes gas, and trades wholesale gas, electricity, and hydrocarbon liquids. Questar also conducts interstate gas transmission and storage activities and retail gas distribution services.

   Reliant Energy, Inc. Reliant Energy, Inc. is an international energy services company. The company's retail group consists of three natural gas utilities and one electric utility, as well as a retail marketing group which provides unregulated retail energy products and services. Reliant's wholesale group invests in power generation projects and provides wholesale trading and marketing services.

    SBC Communications, Inc. SBC Communications, Inc. provides communications services in the United States and in other countries. The company provides local and long-distance phone service, wireless and data communications, paging, Internet access and messaging, cable and satellite television, security services, and telecommunications equipment. SBC also provides directory advertising and publishing.

   Southern Energy, Inc. Southern Energy, Inc. provides electricity and energy-related products and services. The company operates in the Americas, Europe, and the Asia-Pacific region.

   Sprint Corporation (PCS Group). Sprint Corporation (PCS Group) operates a 100% digital, 100% personal cellular communication system (PCS) nationwide wireless network in the United States. The company currently serves the United States, Puerto Rico and the US Virgin Islands.

    TECO Energy, Inc. TECO Energy, Inc. is a diversified, energy-related utility holding company. The company, through various subsidiaries, provides retail electric service to customers in west central Florida, as well as purchases, distributes, and markets natural gas for residential, commercial, industrial, and electric power generation customers.

   TNPC, Inc. TNPC, Inc. provides electricity and natural gas to residential and small commercial customers in the United States.

    Unicom Corporation. Unicom Corporation is the holding company for Commonwealth Edison Company, a utility that produces, purchases, transmits, distributes, and sells electricity to wholesale and retail customers located across northern Illinois. The company is also the parent company of Unicom Enterprises, Inc.

   UtiliCorp United, Inc. UtiliCorp United, Inc. is a multinational energy solutions provider. The company's network segment includes network generation, distribution and transmission businesses, as well as appliance repair. The energy merchant segment includes energy marketing and trading businesses, natural gas gathering, processing and transportation, and independent power projects.

   Western Gas Resources, Inc. Western Gas Resources, Inc. gathers, processes, transports, and produces gas, as well as markets energy. The company designs, constructs, owns, and operates natural gas gathering, processing, and treating facilities in the major gas-producing basins of the United States. Western Gas Resources also transports and produces gas in the Powder River Coal Bed Methane Development.

   Xcel Energy, Inc. Xcel Energy, Inc. provides electric and natural gas services. The company offers a variety of energy-related services, including generation, transmission, and distribution of electricity and natural gas throughout the United States.


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

   To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 251:

   We have audited the accompanying statements of condition and the related portfolios of Van Kampen Focus Portfolios, Series 251 as of October 20, 2000. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 251 as of October 20, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   October 20, 2000



                             STATEMENTS OF CONDITION
                             AS OF OCTOBER 20, 2000

                                                    INTERNET         INTERNET
                                                    PORTFOLIO        PORTFOLIO
                                                    SERIES A         SERIES B
                                                 --------------   --------------
 INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)             $      153,108   $      153,108
                                                 --------------   --------------
  Total                                          $      153,108   $      153,108
                                                 ==============   ==============


LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
  Organizational costs (2)                       $          153   $          272
  Deferred sales charge liability (3)                     3,016            5,413
Interest of Unitholders--
  Cost to investors (4)                                 154,660          154,660
  Less: Gross underwriting commission
        and organizational costs (2)(4)(5)                4,721            7,237
                                                 --------------   --------------
  Net interest to Unitholders (4)                       149,939          147,423
                                                 --------------   --------------
Total                                            $      153,108   $      153,108
                                                 ==============   ==============



     (1) The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

     (2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

     (3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

     (4) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering-- Offering Price".

     (5)  Assumes the maximum sales charge.






                             STATEMENTS OF CONDITION
                             AS OF OCTOBER 20, 2000

                               HIGH-TECH HIGH-TECH
                                   INDEX INDEX
                                                                  PORTFOLIO            PORTFOLIO             UTILITY
INVESTMENT IN SECURITIES                                          SERIES A             SERIES B             PORTFOLIO
                                                               --------------       --------------       --------------
Contracts to purchase Securities (1)                           $     152,353        $      152,353       $      149,658
                                                               --------------       --------------       --------------
     Total                                                     $     152,353        $      152,353       $      149,658
                                                               ==============       ==============       ==============




LIABILITIES AND INTEREST
     OF UNITHOLDERS
Liabilities--
     Organizational costs (2)                                  $         194        $          218       $          314
     Deferred sales charge liability (3)                               3,001                 5,387                2,948
Interest of Unitholders--
     Cost to investors (4)                                           153,900               153,900              151,170
     Less: Gross underwriting commission
         and organizational costs (2)(4)(5)                            4,742                 7,152                4,774
                                                               --------------       --------------       --------------
     Net interest to Unitholders (4)                                 149,158               146,748              146,396
                                                               --------------       --------------       --------------
Total                                                          $     152,353        $      152,353       $      149,658
                                                               ==============       ==============       ==============



     (1) The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

     (2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

     (3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

     (4) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering-- Offering Price".

     (5)  Assumes the maximum sales charge.







THE PORTFOLIOS
--------------------------------------------------------------------------------
   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen Investment Advisory Corp., as Evaluator.
   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually.
   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this Prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.
   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees.
   Each Unit of a Portfolio initially offered represents an undivided interest in that Portfolio. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.
   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------
   Each Portfolio seeks to increase the value of your investment by investing in a portfolio of stocks. Certain Portfolios also seek to provide dividend income. We cannot guarantee that a Portfolio will achieve its objective. We describe the objective and selection criteria for each Portfolio in the individual Portfolio sections beginning on page 4.
   You should note that we applied the selection criteria to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. After the initial selection, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio.


   A balanced investment portfolio incorporates various style and capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. We determine style characteristics (growth or value) based on the criteria used in selecting the Portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We determine market capitalizations as follows based on the weighted median market capitalization of a portfolio: Small-Cap -- less than $1.7 billion; Mid-Cap -- $1.7 billion to $10.5 billion; and Large-Cap -- over $10.5 billion. We determine all style and capitalization characteristics as of the Initial Date of Deposit and the characteristics may vary thereafter. We will not remove a Security from a Portfolio as a result of any change in characteristics.


RISK FACTORS
--------------------------------------------------------------------------------
   PRICE VOLATILITY. The Portfolios invest in stocks of U.S. and foreign companies. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time.
   DIVIDENDS. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.
   INDEX CORRELATION. The Morgan Stanley High-Technology 35 IndexSM Portfolios invest in stocks from the Morgan Stanley High-Technology 35 IndexSM selected prior to the date of each Portfolio's formation. The stocks in these Portfolios will not change if the index components, or their weightings within the index, change. The performance of these Portfolios may not correspond with the index for this reason and because the Portfolios incur a sales charge and expenses.
   SINGLE INDUSTRY. Each of the Portfolios invests in a single industry. Any negative impact on the related industry will have a greater impact on the value of Units than on an investment diversified over several industries. You should understand the risks of these industries before you invest.
   Technology Industry. The Internet and Morgan Stanley High-Technology 35 IndexSM Portfolios invest in the technology industry. Technology companies may include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.
   The market for certain products may have only recently begun to develop, is rapidly evolving or is characterized by increasing suppliers. Key components of some technology products are available only from limited sources. This can impact the cost of and ability to acquire these components. Some technology companies serve highly concentrated customer bases with a limited number of large customers. Any failure to meet the standard of these customers can result in a significant loss or reduction in sales. Many products and technologies are incorporated into other products. As a result, some companies are highly dependent on the performance of other technology companies. We cannot guarantee that these customers will continue to place additional orders or will place orders in similar quantities as in the past.
   Utility Issuers. The Utility Portfolio invests in utility companies. Many utility companies, especially electric and gas and other energy related utility companies, are subject to various uncertainties, including:

          o    risks of increases in fuel and other operating costs;

          o restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations;

          o    coping with the general effects of energy conservation;

          o technological innovations which may render existing plants, equipment or products obsolete;

          o the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors;

          o    the potential impact of natural or man-made disasters;

          o difficulty obtaining adequate returns on invested capital, even if frequent rate increases are approved by public service commissions;

          o    the high cost of obtaining financing during periods of inflation;

          o difficulties of the capital markets in absorbing utility debt and equity securities; and

          o    increased competition.


   Any of these factors, or a combination of these factors, could affect the supply of or demand for electricity, natural gas, water or other energy, which could adversely affect the profitability of the issuers of the Securities and the performance of the Portfolio.
   Utility companies are subject to extensive regulation at the federal and state levels in the United States. At the federal level, the Federal Energy Regulatory Commission (the "FERC"), the Federal Trade Commission (the "FTC"), the Securities and Exchange Commission (the "SEC"), and the Nuclear Regulatory Commission (the "NRC") have authority to oversee electric and combination electric and gas utilities. The value of utility company stocks may decline because governmental regulation controlling the utilities industry can change. This regulation may prevent or delay the utility company from passing along cost increases to its customers. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price. Mergers in the utility industry may require approval from several federal and state regulatory agencies, including FERC, the FTC, and the SEC. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these stocks to fall.
   NO FDIC GUARANTEE. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


PUBLIC OFFERING
--------------------------------------------------------------------------------
   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charges in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing your Portfolio, including the cost of preparing documents relating to the Portfolio (such as the prospectus, trust agreement and closing documents, federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses). Beginning on July 10, 2001, the secondary market sales charge for Series B Portfolios will be 4.50% and will not include deferred payments. The sales charge for these Portfolios will reduce by 0.5% on each subsequent October 20 to a minimum of 3.00%. The initial offering period sales charge is reduced as follows:


                           SERIES A
                          AND UTILITY         SERIES B
       TRANSACTION         PORTFOLIO          PORTFOLIO
         AMOUNT*         SALES CHARGE       SALES CHARGE
     --------------     --------------     --------------
Less than $50,000             2.95%            4.50%
$50,000 - $99,999             2.70             4.25
$100,000 - $249,999           2.50             4.00
$250,000 - $499,999           2.25             3.50
$500,000 - $999,999           2.00             2.50
$1,000,000 or more            1.50             1.50
---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Portfolios for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase Units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).
   A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to the portion of the deferred sales charge that is retained by the Sponsor. Please refer to the section called "Wrap Fee and Advisory Accounts" for additional information on these purchases. Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.
   During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of all Portfolios offered in this prospectus at the Public Offering Price per Unit less 1%.
   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.
   Your Portfolio will charge the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the sales charge you must pay is less than the applicable deferred sales charge, you will be credited the difference between your sales charge and the deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Portfolio, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge to be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.
   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.
   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities was determined by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Portfolio business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.
   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".
   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.
   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.
   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as described below.

                           SERIES A
                          AND UTILITY         SERIES B
       TRANSACTION         PORTFOLIO          PORTFOLIO
         AMOUNT*          CONCESSION         CONCESSION
     --------------     --------------     --------------
Less than $50,000             2.25%            3.50%
$50,000 - $99,999             2.00             3.25
$100,000 - $249,999           1.75             3.00
$250,000 - $499,999           1.50             2.50
$500,000 - $999,999           1.25             1.50
$1,000,000 or more            0.75             0.75
---------------
 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.


   In addition to the regular concession or agency commission earned by selling firms, during the initial offering period any firm that distributes 500,000 - 999,999 Units will receive additional compensation of $.005 per Unit; any firm that distributes 1,000,000 - 1,999,999 Units will receive $.01 per Unit; any firm that distributes 2,000,000 - 2,999,999 Units will receive $.015 per Unit; and any firm that distributes 3,000,000 Units or more will receive $.02 per Unit. A firm may aggregate Units of a Series A Portfolio and a Series B Portfolio of the same industry sector type to qualify for these compensation levels but may not aggregate among different sectors. For example, Units of Internet Portfolio, Series 24A and Series 24B may be aggregated but Units of Internet Portfolio, Series 24A may not be aggregated with Units of Morgan Stanley High-Technology 35 IndexSM Portfolio, Series 16B.


   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other Van Kampen unit investment trusts who use their redemption or termination proceeds to purchase Units of the Portfolios, the total concession or agency commission will amount to 1.30% per Unit for the Series A and Utility Portfolios and 2.50% per Unit for Series B Portfolios. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.
   Broker-dealers, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Portfolios. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Portfolio. These programs will not change the price Unitholders pay for their Units or the amount that a Portfolio will receive from the Units sold.
   SPONSOR COMPENSATION. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.
   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.
   Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in a Portfolio may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause your Portfolio to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by your Portfolio.
   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tendered of Units for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------
   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

WRAP FEE AND ADVISORY ACCOUNTS
--------------------------------------------------------------------------------
   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally only pay the portion of the sales charge that is retained by your Portfolio's Sponsor, Van Kampen Funds Inc. For example, this table illustrates the transaction fees you will pay as a percentage of the public offering price per Unit.

                              SERIES A
                             AND UTILITY        SERIES B
                             PORTFOLIOS        PORTFOLIOS
                             ----------        ----------
Fee paid on purchase            0.00%            0.00%
Deferred sponsor retention      0.70             1.00
                              ---------         ---------
    Total                       0.70%            1.00%
                              =========         =========


   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------
   DISTRIBUTIONS. Dividends and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates are listed under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".
   Dividends received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rate share of the available cash in the Income and Capital Accounts as of the related Record Date.
   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options, if available. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.
   In addition, under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Portfolios. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.
   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a distribution date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.
   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day.
   Unitholders tendering 1,000 or more Units of a Portfolio for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution during the five business days prior to a Portfolio's termination. Portfolios generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.
   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".
   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rate share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. For these purposes, the Evaluator may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.
   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.
   CERTIFICATES. Ownership of Units is evidenced in book entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.
   REPORTS PROVIDED. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain the Evaluator's evaluations of the Securities upon request.

PORTFOLIO ADMINISTRATION
--------------------------------------------------------------------------------
   PORTFOLIO ADMINISTRATION. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Sponsor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. If securities or property are acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.
   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of a Portfolio's securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.
   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.
   TERMINATION. Each Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolios. See "Additional Information".
   LIMITATIONS ON LIABILITIES. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee, Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.
   SPONSOR. Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Portfolio. The Sponsor is an indirect subsidiary of Morgan Stanley Dean Witter & Co. Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has its principal offices at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555, (630) 684-6000. As of November 30, 1999, the total stockholders' equity of Van Kampen Funds Inc. was $141,554,861 (audited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.
   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.
   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".
   PERFORMANCE INFORMATION. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Portfolios and returns over specified time periods on other similar Van Kampen trusts (which may show performance net of expenses and charges which the Portfolios would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Portfolios. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Portfolios are not managed and Unit price and return fluctuate with the value of common stocks in the portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of a Portfolio's relative performance for any future period.

TAXATION
--------------------------------------------------------------------------------
   The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units of each Portfolios. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code")). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in your Portfolio.
   For purposes of the following discussion and opinion, it is assumed that each Security in your Portfolio is equity for federal income tax purposes. In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:
   1. Your Portfolio is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Portfolio under the Code; and the income of the Portfolio will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security when such income is considered to be received by the Portfolio.
   2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by the Portfolio regardless of whether such dividends are used to pay a portion of any deferred sales charge imposed. Unitholders will be taxed in this manner regardless of whether distributions from the Portfolio are actually received by the Unitholder or are automatically reinvested (see "Rights of Unitholders--Reinvestment Option").
   3. Each Unitholder will have a taxable event when the Portfolio disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Portfolio (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchase his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by the Portfolio. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to a Security held by the Portfolio are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.
   4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Portfolio will generally be considered a capital gain, except in the case of a dealer or a financial institution. A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Portfolio will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for federal income tax purposes.
   DEFERRED SALES CHARGE. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Portfolio is deferred. The income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.
   DIVIDENDS RECEIVED DEDUCTION. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by the Portfolio regardless of whether such dividends are used to pay a portion of a deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Portfolio are actually received by the Unitholder or are automatically reinvested. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Portfolio (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. Unitholders should consult with their tax advisers with respect to the limitations to the dividends received deduction.
   To the extent dividends received by the Portfolio are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.
   LIMITATIONS ON DEDUCTIBILITY OF PORTFOLIO EXPENSES BY UNITHOLDERS. Each Unitholder's pro rata share of each expense paid by the Portfolio is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. As a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Portfolio as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their own tax advisers regarding the deductibility of Portfolio expenses.
   RECOGNITION OF TAXABLE GAIN OR LOSS UPON DISPOSITION OF SECURITIES BY THE PORTFOLIO OR DISPOSITION OF UNITS. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Portfolio or if the Unitholder disposes of a Unit. The Internal Revenue Service Restructing and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.
   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.
   If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Portfolio including his pro rata portion of all Securities represented by a Unit.
   The Taxpayer Relief Act of 1997 (the "1997 Tax Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not of loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.
   SPECIAL TAX CONSEQUENCES OF IN KIND DISTRIBUTIONS UPON REDEMPTION OF UNITS OR TERMINATION OF THE PORTFOLIO. As discussed in "Rights of Unitholders--Redemption of Units", under certain circumstances a Unitholder tendering Units for redemption may request an in kind distribution. A Unitholder may also under certain circumstances request an in kind distribution upon the termination of the Portfolio. See "Rights of Unitholders--Redemption of Units". As previously discussed, prior to the redemption of Units or the termination of the Portfolio, a Unitholder is considered as owning a pro rata portion of each of the Portfolio's assets for federal income tax purposes. The receipt of an in kind distribution will result in a Unitholder receiving shares of stock plus, possibly, cash.
   The potential tax consequences that may occur under an in kind distribution with respect to each Security held by the Portfolio will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Portfolio. However, if a Unitholder also receives cash in exchange for a fractional share of such Security held by the Portfolio, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security held by the Portfolio.
   Because the Portfolio will own many Securities, a Unitholder who requests an in kind distribution will have to analyze the tax consequences with respect to each Security owned by the Portfolio. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Portfolio. Unitholders who request an in kind distribution are advised to consult their tax advisers in this regard.
   COMPUTATION OF THE UNITHOLDER'S TAX BASIS. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder of his Units. The cost of the Units is allocated among the Securities held in the Portfolio in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.
   A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Portfolio will be reduced to the extent dividends paid with respect to such Security are received by the Portfolio which are not taxable as ordinary income as described above.
   OTHER MATTERS. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Portfolio to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Portfolio (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.
   In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporations for a three-year period ending with the close of its taxable year preceding payment was effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Portfolio.
   It should be noted that payments to the Portfolio of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Portfolio. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. The 1997 Tax Act imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.
   At the termination of the Portfolio, the Trustee will furnish to each Unitholder of the Portfolio a statement containing information relating to the dividends received by the Portfolio on the Securities, the gross proceeds received by the Portfolio from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Portfolio. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.
   In the opinion of special counsel to the Portfolio for New York tax matters, the Portfolio is not an association taxable as a corporation and the income of the Portfolio will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.
   The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Portfolio that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.


PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------
   GENERAL. The fees and expenses of your portfolio will accrue on a daily basis. The deferred sales charge, fees and expenses are generally paid out of the Capital Account of your Portfolio. When these amounts are paid by or owing to the Trustee, they are secured by a lien on your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.
   ORGANIZATION COSTS. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The public offering price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.
   TRUSTEE'S FEE. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.
   COMPENSATION OF SPONSOR, SUPERVISOR AND EVALUATOR. The Supervisor and Evaluator, which are affiliates of the Sponsor, will receive the annual fee for portfolio supervisory and evaluation services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for supervisory and evaluation services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.
   MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Each Portfolio may pay the expenses of updating its registration statement each year.


OTHER MATTERS
--------------------------------------------------------------------------------
   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.
   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related portfolios included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
   This Prospectus does not contain all the information set forth in the Registration Statement filed by your Portfolio with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

TABLE OF CONTENTS
--------------------------------------------------------------------------------
        TITLE                                    PAGE
        -----                                    ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Internet Portfolios.........................     4
   Morgan Stanley High-Technology
      35 IndexSM Portfolios....................     7
   Utility Portfolio...........................    10
   Notes to Portfolios.........................    12
   The Securities..............................    13
   Report of Independent Certified
      Public Accountants.......................    23
   Statements of Condition ....................    24
   The Portfolios..............................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-3
   Retirement Accounts.........................   A-8
   Wrap Fee and Advisory Accounts..............   A-8
   Rights of Unitholders.......................   A-8
   Portfolio Administration....................  A-10
   Taxation....................................  A-12
   Portfolio Operating Expenses................  A-16
   Other Matters...............................  A-17
   Additional Information......................  A-17

--------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.



                                                                       EMSPRO251

                                                                          #37623




                                   PROSPECTUS
--------------------------------------------------------------------------------
                                OCTOBER 20, 2000




                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)



                         INTERNET PORTFOLIO, SERIES 24A
                         INTERNET PORTFOLIO, SERIES 24B

                         MORGAN STANLEY HIGH-TECHNOLOGY
                        35 INDEXSM PORTFOLIO, SERIES 16A
                         MORGAN STANLEY HIGH-TECHNOLOGY
                        35 INDEXSM PORTFOLIO, SERIES 16B

                           UTILITY PORTFOLIO, SERIES 9



                              VAN KAMPEN FUNDS INC.



                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555



              Please retain this prospectus for future reference.




                                   VAN KAMPEN
                             INFORMATION SUPPLEMENT
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 251

--------------------------------------------------------------------------------
     This Information Supplement provides additional information concerning the risks and operations of the Portfolio which is not described in the Prospectus. This Information Supplement should be read in conjunction with the Prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in a Portfolio and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the Prospectus and all capitalized terms have been defined in the Prospectus.


                                TABLE OF CONTENTS
                                                                  PAGE
        Risk Factors                                                 2
        The Portfolios                                               6
        Sponsor Information                                          8
        Trustee Information                                          8
        Portfolio Termination                                        9



RISK FACTORS
     PRICE VOLATILITY. Because the Portfolios invest in common stocks of U.S. and foreign companies, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.
     DIVIDENDS. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.
     FOREIGN STOCKS. Because certain Portfolios invest in foreign common stocks, they involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.
     FOREIGN CURRENCIES. Certain Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Evaluator will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Portfolio might obtain had the Trustee sold the currency in the market at that time.
     LIQUIDITY. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.
     ADDITIONAL UNITS. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage fees.
     VOTING. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.
   TECHNOLOGY ISSUERS. Certain Portfolios are concentrated in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. These Portfolios, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.
   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.
   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of a Portfolio a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.
   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.
   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.
    TELECOMMUNICATIONS ISSUERS. Because certain Portfolios are concentrated in the telecommunications industry, the value of the Units of these Portfolios may be susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility. While a portfolio concentrates on the securities of established suppliers of traditional telecommunication products and services, a Portfolio may also invest in smaller telecommunications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.
    UTILITY ISSUERS. An investment in Units of certain Portfolios should be made with an understanding of the characteristics of the public utility industry and the risks which such an investment may entail. General problems of the public utility industry include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental, nuclear safety and other regulatory considerations, the difficulty of the capital markets absorbing utility debt and equity securities, the difficulty in obtaining fuel for electric generation at reasonable prices, and the effects of energy conservation. There is no assurance that public service commissions will grant rate increases in the future or that any such increases will be timely or adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, electric utility stock prices may be adversely affected as interest rates rise. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.
     Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment. Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation with their customers, on the one hand, or suppliers, on the other.
     Certain of the issuers of the Securities may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units.
     In view of the uncertainties discussed above, there can be no assurance that any utility company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on a company's financial condition, the results of its operations, its ability to make interest and principal payments on its outstanding debt or to pay dividends.
     Other general problems of the electric, gas and water utility industries (including state and local joint action power agencies) include rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy and environmental conservation efforts. Each of the problems referred to could adversely affect the ability of the issuers of any Securities to make dividend payments and the value of such Securities on redemption of your Units.

THE PORTFOLIOS
     In seeking the Portfolios' objectives, the Sponsor considered the ability of the Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of securities will fluctuate, over time securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results.
     Investors should note that the above criteria were applied to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. Should a Security no longer meet the criteria used for selection for a Portfolio, such Security will not as a result thereof be removed from a portfolio.
   The Internet has become a part of daily life for many people and continues to grow at a significant rate. The Internet is in a growth phase that challenges traditional business models by offering advantages to companies embracing it. The Internet is generally recognized as one of the fastest-growing commercial innovations. Although it is still evolving as a medium for communications and commerce, it has already had a substantial impact on both consumers and business. For consumers, the advent of online shopping has brought greater convenience, while businesses have enjoyed productivity gains. Not only can consumers shop from the convenience of their homes, but they also have connections to a variety of online information. It is relatively easy to conduct research on various products or subjects, giving people another outlet for information.
     Jupiter B-to-B Commerce Model (June, 2000) estimates that United States online business-to-business commerce in the next six years could be as follows in billions of dollar and as a percentage of total United States trade: 2000 - $336 (3%); 2001 - $700 (6%); 2002 - $1,510 (12%); 2003 - $2,940 (22%); 2004 -
$4,592 (32%); 2005 - $6,343 (42%). This information is not intended to depict actual performance or predict future performance of any company, security of your Portfolio. It is only intended to depict forecasted revenues from business-to-business commerce according to the Jupiter B-to-B Commerce Model (June, 200). There can be no assurance that these estimates will be realized or that current trends will continue. No one can guarantee that continuation of these trends or realization of these estimates will have a positive impact on the performance of you investment.
     Hypothetical annual total returns for the Morgan Stanley High-Technology 35 Index, the Standard & Poor's 500 Index and the Standard & Poor's Technology Index are shown in the following table.



                  HIGH-TECH       S & P          S&P
                  35 INDEX         500       TECHNOLOGY
                  --------      --------     -----------
   1995                51.04%        37.11%       42.83%
   1996                21.59         22.68        41.37
   1997                17.08         33.10        26.09
   1998                95.67         28.58        72.95
   1999               110.87         20.89        75.10
   Thru 7/31/00         7.05         (1.98)       (1.97)

   This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of any Portfolio. The performance figure for the High-Tech 35 Index does not reflect hypothetical Series A Portfolio sales charges and expenses. The performance of any Portfolio will be lower than the index because a Portfolio includes a sales charge and expenses. In addition, a Trust may not be able to exactly replicate the index and will not change if the index changes.
     When reviewing any historical performance information, you should keep in mind that past performance cannot guarantee future results. Many stocks, especially those issued by technology companies, have exhibited above-average price appreciation and extreme volatility in recent years during a period of a generally rising stock market. No one can assure you that this will continue or that the performance of stocks will replicate the performance exhibited in the past.
   These figures do not take into consideration taxes or any sales charges, commissions or fees that an investor would incur in connection with these investments. The S&P 500 Index measures the performance of 500 stocks from 83 industrial groups. U.S. Treasury bonds are considered long-term investments and are subject to price fluctuations. The value of long-term bonds decline as interest rates rise. Stock indices are unmanaged, statistical composites and do not include payment of any sales charges or fees an investor would pay to purchase the securities they represent. Furthermore, an investment cannot be made in an index. U.S. Treasury bills are short-term obligations of the U.S. government that are purchased at a discount and mature at face value. U.S. government securities are backed by the full faith and credit of the government. The Consumer Price Index is a statistical measure of the annual rate of inflation; it is not an investment. The historical performance of these indices is shown for illustrative purposes only; it is not meant to forecast, imply or guarantee the future performance of any particular investment vehicle or the Portfolio. Securities in which the Portfolio invests will be different from those in these indices. Common stocks involve greater risks than government bonds and CDs, as they are more volatile and have greater potential for loss of principal.
   The Morgan Stanley indices (the "Indices") are the exclusive property of Morgan Stanley and is a service mark of Morgan Stanley and has been licensed for use by the Portfolios and Van Kampen Funds Inc.
   This fund is not sponsored, endorsed, sold or promoted by Morgan Stanley. Morgan Stanley makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the Indices to track general stock market performance. Morgan Stanley is the licensor of certain trademarks, service marks and trade names of Morgan Stanley and of the Indices which are determined, composed and calculated by Morgan Stanley without regard to the issuer of this fund or this fund. Morgan Stanley has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the Indices. Morgan Stanley is not responsible for and has not participated in the determination of or the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which Units of this fund is redeemable for cash. Morgan Stanley has no obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.
   ALTHOUGH MORGAN STANLEY SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE INDICES FROM SOURCES WHICH MORGAN STANLEY CONSIDERS RELIABLE, NEITHER MORGAN STANLEY NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MORGAN STANLEY HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORGAN STANLEY OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SPONSOR INFORMATION
    Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Portfolios. The Sponsor is an indirect subsidiary of Van Kampen Investments Inc. Van Kampen Investments Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").
     MSDW, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; credit services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); and real estate advice, financing and investing.
     Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has its principal offices at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555, (630) 684-6000. As of November 30, 1999, the total stockholders' equity of Van Kampen Funds Inc. was $141,554,861 (audited). (This paragraph relates only to the Sponsor and not to the Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)
     As of September 30, 2000, the Sponsor and its Van Kampen affiliates managed or supervised more than $100 billion of investment products. The Sponsor and its Van Kampen affiliates offer more than 50 open-end mutual funds, 37 closed-end funds and have sponsored over 2,700 series of fixed income and equity unit investment trusts.
     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION
     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.
   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios. In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.
     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.
     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION
     A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.
     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Portfolio and in the case of a Portfolio will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the prior business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders with less than 1,000 Units, Unitholders in a Portfolio with 1,000 or more Units not requesting an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.
     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.









                       CONTENTS OF REGISTRATION STATEMENTS

         This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The Prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

     1.1  Copy of Trust Agreement.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van kampen Focus Portfolios, Series 223 (File No. 333-34242) dated July 25, 2000.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.2 Opinion of counsel as to the Federal Income tax status of securities being registered.

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

     4.1  Consent of Interactive Data Corporation.

     4.2  Consent of Independent Certified Public Accountants.





                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 251 hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; and Van Kampen Focus Portfolios, Series 235 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 261 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 20th day of October 2000.

                                         Van Kampen Focus Portfolios, Series 251
                                                        By Van Kampen Funds Inc.


                                                          By Christine K. Putong
                                         ---------------------------------------
                                                        Assistant Vice President


         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on October 20, 2000 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )
                                       Officer                                )

John H. Zimmermann III              President                                 )

A. Thomas Smith III                 Executive Vice President,                 )
                                       General Counsel and Secretary          )

Michael H. Santo                    Executive Vice President and Chief        )
                                       Operations and Technology Officer      )

                                                             Christine K. Putong
                                                    ----------------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------
         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.